Exhibit 99.1

DARKIRIS INC.

(incorporated under the laws of the Cayman Islands)

(NASDAQ: DKI)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting of shareholders (the “Annual Meeting”) of DarkIris Inc. (the “Company”) will be held on February 13, 2026, at 10:00 a.m. (local time) or 9:00 p.m. on February 12, 2026 (Eastern Time), 6/F, Cheong Sun Tower, No. 118 Wing Lok Street, Sheung Wan, Hong Kong, for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	RESOLVED as an ordinary resolution that Hong Zhifang be re-appointed as a director of the Company, serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect;

2.	RESOLVED as an ordinary resolution that Hong Yuanfang be re-appointed as a director of the Company, serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect;

3.	RESOLVED as an ordinary resolution that Ng Chee Jiong be re-appointed as a director of the Company, serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect;

4.	RESOLVED as an ordinary resolution that Law Chee Hui be re-appointed as a director of the Company, serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect;

5.	RESOLVED as an ordinary resolution that Li Feng Lin be re-appointed as a director of the Company serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect;

6.	RESOLVED as an ordinary resolution that the appointment of Enrome LLP as auditor of the Company for the fiscal year ending December 31, 2025 be ratified, confirmed and adopted;

7.	RESOLVED as an ordinary resolution that

A. (i) a share consolidation of all of the authorized, issued, and outstanding Class A ordinary shares and Class B ordinary shares of the Company (collectively, the “Shares”) be and is hereby approved at a ratio of not less than two to one (2:1) and not more than two hundred and fifty to one (250:1) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the board of directors of the Company (the “Board of Directors”) in its sole discretion at any one time or multiple times during a period of up to three (3) years after the conclusion of the Annual Meeting, in each case, at such consolidation ratio and effective time as the Board of Directors may determine in its sole discretion and announced by the Company (together, the “Share Consolidations”, and each, a “Share Consolidation”); provided however, that the accumulated consolidation ratio for any and all such Share Consolidations shall be no less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of each class as set out in the Company’s current amended and restated memorandum and articles of association;

(ii) no fractional Shares be issued in connection with any Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional Share upon a Share Consolidation, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Shares to be issued to shareholders of the Company to round up any fractions of Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation; and

B. any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation(s), if and when deemed advisable by the Board of Directors, in its sole discretion.

The foregoing items of business are described in the proxy statement accompanying this notice. The Board of Directors unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has fixed the close of business on January 20, 2026, as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Annual Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Annual Meeting or any adjournment thereof.

The notice of the Annual Meeting, this proxy statement, and the proxy card will be sent or made available to shareholders on or about January 28, 2026.

By Order of the Board of Directors,

/s/ Hong Zhifang
Hong Zhifang
Director, Chief Executive Officer and Chairman of the Board of Directors
January 27, 2026

DARKIRIS INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

FEBRUARY 13, 2026 (HONG KONG TIME) OR FEBRUARY 12, 2026 (EASTERN TIME)

PROXY STATEMENT

The board of directors (the “Board of Directors”) of DarkIris Inc. (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Annual Meeting”) of the Company to be held on February 13, 2026, at 10:00 a.m. (local time) or 9:00 p.m. on February 12, 2026 (Eastern Time), or at any adjournment or postponement thereof. The Company will hold the Annual Meeting at 6/F, Cheong Sun Tower, No. 118 Wing Lok Street, Sheung Wan, Hong Kong.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Annual Meeting or any adjournment thereof in real time. Beneficial shareholders who hold their shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guests and may view the webcast, but will not be able to participate in or vote at the Annual Meeting.

If you wish to vote by mail, please do the following: (i) sign and date the proxy card, (ii) mark the boxes indicating how you wish to vote, and (iii) return the proxy card in the prepaid envelope provided. Unsigned proxy cards will not be counted. If you wish to vote over the internet, please go to the website listed on your proxy card or voting instruction form. Use the Internet to transmit your voting instructions until 11:59 p.m. Eastern Time on February 11, 2026. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form. There may be costs associated with electronic access, such as usage charges from Internet access providers that must be paid by the shareholder. The Internet voting procedures are designed to authenticate a shareholder’s identity to allow a shareholder to vote his, her or its shares and confirm that his, her or its instructions have been properly recorded. Voting over the Internet authorizes the named proxy to vote your shares in the same manner as if you had submitted a validly executed proxy card. If you wish to vote by telephone, please use the phone number listed on your proxy card or voting instruction form. If you wish to vote in person at the meeting, you will be given a ballot when you arrive.

Only holders of the Class A ordinary shares or Class B ordinary shares of the Company (collectively, “Ordinary Shares”) of record at the close of business on January 20, 2026 (the “Record Date”) are entitled to attend and vote at the Annual Meeting or at any adjournment thereof. Each Class A ordinary share is entitled to one (1) vote and each Class B ordinary share is entitled to twenty (20) votes. As of January 20, 2026, 14,675,400 of our Class A ordinary shares, par value US$0.0001 per share, and 5,449,600 of our Class B ordinary shares, par value US$0.0001 per share, were issued and outstanding The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than one-third of the total voting rights of all holders of the ordinary shares of the Company throughout the Annual Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Annual Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Ordinary Shares shall on a poll be entitled to one vote in respect of each ordinary share held by such holder on the Record Date.

PROPOSAL TO BE VOTED ON

At the Annual Meeting, resolutions will be proposed as follows:

1.	RESOLVED as an ordinary resolution that Hong Zhifang be re-appointed as a director of the Company, serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect;

2.	RESOLVED as an ordinary resolution that Hong Yuanfang be re-appointed as a director of the Company, serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect;

3.	RESOLVED as an ordinary resolution that Ng Chee Jiong be re-appointed as a director of the Company, serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect;

4.	RESOLVED as an ordinary resolution that Law Chee Hui be re-appointed as a director of the Company, serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect;

5.	RESOLVED as an ordinary resolution that Li Feng Lin be re-appointed as a director of the Company serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect;

6.	RESOLVED as an ordinary resolution that the appointment of Enrome LLP as auditor of the Company for the fiscal year ending December 31, 2025 be ratified, confirmed and adopted;

7.	RESOLVED as an ordinary resolution that

A. (i) a share consolidation of all of the authorized, issued, and outstanding Class A ordinary shares and Class B ordinary shares of the Company (collectively, the “Shares”) be and is hereby approved at a ratio of not less than two to one (2:1) and not more than two hundred and fifty to one (250:1) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the board of the directors of the Company (the “Board of Directors”) in its sole discretion at any one time or multiple times during a period of up to three (3) years after the conclusion of the Annual Meeting, in each case, at such consolidation ratio and effective time as the Board of Directors may determine in its sole discretion and announced by the Company (together, the “Share Consolidations”, and each, a “Share Consolidation”); provided however, that the accumulated consolidation ratio for any and all such Share Consolidations shall be no less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of each class as set out in the Company’s current amended and restated memorandum and articles of association;

(ii) no fractional Shares be issued in connection with any Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional Share upon a Share Consolidation, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Shares to be issued to shareholders of the Company to round up any fractions of Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation; and

B. any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation(s), if and when deemed advisable by the Board of Directors, in its sole discretion.

The Board of Directors recommends a vote “FOR” each of the above Proposals.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Annual Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Annual Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

PROPOSAL NO. 1 – NO. 5

RE-APPOINTMENT OF DIRECTORS

The Board of Directors approved, and directed that there be submitted to the members of the Company for approval, as an ordinary resolution, that:

1.	Hong Zhifang be re-appointed as a director of the Company, serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect;

2.	Hong Yuanfang be re-appointed as a director of the Company, serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect;

3.	Ng Chee Jiong be re-appointed as a director of the Company, serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect;

4.	Law Chee Hui be re-appointed as a director of the Company, serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect; and

5.	Li Feng Lin be reappointed as a director of the Company, serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect;

All shares duly voted will be voted for the election of directors as specified by the shareholders. No proxy may be voted for more people than the number of nominees listed below. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the election of the nominee named below. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present Board of Directors to fill the vacancy.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Hong Zhifang

Chief Executive Officer, Director and Chairman of the Board of Directors,

Mr. Hong Zhifang, aged 43, has been our director since May 31, 2024, Chief Executive Officer and Chairman of the board of directors since March 2025 and has been the director and general manager of Quantum since January 2025. Mr. Hong has over 20 years of experience in management. In January 2012, he established a company principally engaged in development and operation of online games, namely Xiamen Xiqi Internet Holdings Company Limited, and has served as director since its inception and continues to hold this position to date. Since January 2014, December 2014, June 2015, December 2021 and June 2023, Mr. Hong has also been serving as a director of Xiamen Handy Times Information Technology Co., Xiamen Pocket Workshop Information Technology Co., Xiamen Red Orange Management Consulting Partnership (Limited Partnership), Xiamen Maita Technology Co., Ltd. and Xiamen Gifu Network Technology Partnership (Limited Partnership), respectively. Mr. Hong graduated from University of Electronic Science and Technology of China in the PRC with a bachelor’s degree in electronic communications in July 2003.

Hong Yuanfang

Director

Ms. Hong Yuanfang, aged 39, has been our director since March 2025. Ms. Hong has over 10 years of data analysis experience. Since October 2024 to the date of this prospectus, Ms. Hong has been working as the chairman assistant of Quantum. From May 2014 to September 2023, she worked at Xiqi as chief operations officer. From July 2010 to April 2014, she worked at Wangsu Technology Holdings Company Limited (Xiamen Branch) as product development manager. Ms. Hong graduated from Sun Yat-Sen University in the PRC in June 2008 with a bachelor’s degree in statistics, and in July 2010 with a master’s degree in applied mathematics.

Ng Chee Jiong

Independent Director

Mr. Ng Chee Jiong, aged 53, serves as our independent director. Mr. Ng has approximately 20 years of experience in finance and auditing. From November 2021 to July 2024, Mr. Ng worked at Meta Data Limited as the chief financial officer. From December 2017 to February 2021, he worked at Dunxin Financial Holdings Limited as the chief financial officer. From May 2010 to December 2017, he worked at China Xiniya Fashion Limited as the chief financial officer. From June 2006 to August 2009, he worked at PricewaterhouseCoopers Beijing as a senior manager. From July 2005 to May 2006, Mr. Ng worked at PricewaterhouseCoopers, Singapore with his last position being senior manager. Mr. Ng graduated from University of Sydney in Australia with a bachelor’s degree in economics in 1993. Mr. Ng has been admitted as a Certified Practising Accountant of the Australian Society of Certified Practising Accountants since February 2000.

Law Chee Hui

Independent Director

Mr. Law Chee Hui aged 45, serves as our independent director. Mr. Law has almost 20 years of experience in finance and auditing. Since October 2021, Mr. Law has been working at CCSC Technology International Holdings Limited as the chief financial officer. Mr. Law has also served as the director of Excellence Capital Management Limited from February 2019 to the date of this prospectus. From January 2021 to September 2021, he worked at CCSC Technology Group Limited (formerly Leoco (H.K.) Limited) as the chief financial officer. From April 2019 to September 2019, he worked at State Energy Group International Assets Holdings Ltd as the chief financial officer. From September 2012 to March 2019, he worked at AAB International Holdings Limited as the chief financial officer and company secretary. From September 2007 to September 2012, he worked at Deloitte Touche Tohmatsu (Hong Kong), with his last position as manager in the audit department. From February 2006 to May 2007, he worked at Deloitte Touche Tohmatsu (Hong Kong), with his last position as senior in the audit department. From December 2004 to December 2005, he worked at KPMG in Kuala Lumpur, Malaysia with his last position as audit senior. From March 2002 to November 2004, Mr. Law worked at Shamsir Jasani Grant Thornton with his last position as senior in the assurance and business advisory department. Mr. Law is admitted as a certified practicing account of CPA Australia in August 2005 and a certified public accountant of Hong Kong Institute of Certified Public Accountants in January 2013. He graduated from Royal Melbourne Institute of Technology in Australia with a bachelor’s degree of business (accountancy) in September 2001.

Li Feng Lin

Independent Director

Ms. Li Feng Lin, aged 55, serves as our independent director. Ms. Li has more than 10 years of finance and accounting experience. From January 2023 to present, Ms. Li has served as a corporate financial advisor for Excellence International Holdings Limited. From November 2016 to December 2021, Ms. Li worked at Universal Coach Line Ltd in Canada as accountant. Ms. Li also worked as accountant at CMC Wood Group in Canada from April 2014 to July 2016. Ms. Li graduated from Jindezhen Ceramic University in the PRC with a bachelor’s degree in mechanical design and manufacturing in 1992.

Proposal No. 1 to No. 5 will be approved if the affirmative vote of a simple majority of the votes of the Ordinary Shares entitled to vote thereon which are present in person or by duly authorized representative or by proxy at the Annual Meeting by the holders of Ordinary Shares of the Company entitled to vote at the Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL NO.1 – NO.5, RE-APPOINTMENT OF DIRECTORS.

PROPOSAL NO. 6

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR

The Audit Committee of the Board of Directors (the “Audit Committee”), which is composed entirely of independent directors, has selected Enrome LLP, independent registered public accounting firm, to audit our financial statements for the fiscal year ended September 30, 2025. Ratification of the selection of Enrome LLP by shareholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the shareholders for ratification at the Annual Meeting. If the shareholders do not ratify the selection, the Board of Directors and the Audit Committee will reconsider whether or not to retain Enrome LLP, but may, in their discretion, retain Enrome LLP. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interests of the Company and its shareholders.

Representatives from Enrome LLP will not be in attendance at the Annual Meeting.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL NO.6 RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR.

PROPOSAL NO. 7

SHARE CONSOLIDATION(S)

The Board of Directors approved, and directed that there be submitted to the members of the Company for approval, as an ordinary resolution, that:

A. (i) a share consolidation of all of the authorized, issued, and outstanding Class A ordinary shares and Class B ordinary shares of the Company (collectively, the “Shares”) be and is hereby approved at a ratio of not less than two to one (2:1) and not more than two hundred and fifty to one (250:1) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the board of the directors of the Company (the “Board of Directors”) in its sole discretion at any one time or multiple times during a period of up to three (3) years after the conclusion of the Annual Meeting, in each case, at such consolidation ratio and effective time as the Board of Directors may determine in its sole discretion and announced by the Company (together, the “Share Consolidations”, and each, a “Share Consolidation”); provided however, that the accumulated consolidation ratio for any and all such Share Consolidations shall be no less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of each class as set out in the Company’s current amended and restated memorandum and articles of association;

(ii) no fractional Shares be issued in connection with any Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional Share upon a Share Consolidation, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Shares to be issued to shareholders of the Company to round up any fractions of Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation; and

B. any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation(s), if and when deemed advisable by the Board of Directors, in its sole discretion.

Proposal No. 7 will be approved if the affirmative vote of a simple majority of the votes of the ordinary shares entitled to vote thereon which are present in person or by duly authorized representative or by proxy at the Meeting by the holders of ordinary shares of the Company entitled to vote at the Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

The Share Consolidation(s) will become effective upon approval of our shareholders and subsequent determination by the Board of Directors of the consolidation ratio and effective date, in its sole discretion.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 7, THE SHARE CONSOLIDATION(S).

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

/s/ Hong Zhifang
Hong Zhifang
Director, Chief Executive Officer and Chairman of the Board of Directors